Exhibit 21.1
SUBSIDIARIES

Exhibit 21.1 ACL Semiconductors Inc. Listing of Subsidiaries

NAME	JURISDICTION	Percentage Ownership

ACL International Holdings Limited	Hong Kong	100%

Atlantic Components Limited	Hong Kong	100%

Jussey Investments Limited	British Virgin Islands	100%

eVision Telecom Limited	Hong Kong	100%

USmart Electronic Products Limited	Hong Kong	80%

Dongguan Kezheng Electronics Limited	China	80%